Exhibit 99.1

36Kr Holdings Inc. Reports Third Quarter of 2019 Unaudited Financial Results

BEIJING, December 10, 2019 / GLOBE NEWSWIRE / — 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Operational and Financial Highlights

•                      Average monthly page views (“PV”) for the twelve-month period ended September 30, 2019 was 389.5 million, compared to 145.6 million for the twelve-month period ended September 30, 2018.

•                      Total revenues increased by 59.1% to RMB130.9 million (US$18.3 million) in the third quarter of 2019, from RMB82.3 million in the same period of 2018.

•                      Online advertising services revenues increased by 4.6% to RMB54.1 million (US$7.6 million) in the third quarter of 2019, from RMB51.7 million in the same period of 2018.

•                      Enterprise value-added services revenues increased by 202.8% to RMB64.0 million (US$9.0 million) in the third quarter of 2019, from RMB21.1 million in the same period of 2018.

•                      Subscription services revenues increased by 36.2% to RMB12.9 million (US$1.8 million) in the third quarter of 2019, from RMB9.4 million in the same period of 2018.

•                      Gross profit increased by 23.3% to RMB55.1 million (US$7.7 million) in the third quarter of 2019, from RMB44.7 million in the same period of 2018.

•                      Net loss was RMB12.4 million (US$1.7 million) in the third quarter of 2019, compared to net income of RMB9.8 million in the same period of 2018. Non-GAAP adjusted net income1 increased by 22.0% to RMB13.4 million (US$1.9 million) in the third quarter of 2019, from RMB11.0 million in the same period of 2018.

First Nine Months 2019 Operational and Financial Highlights

•                      Total revenues increased by 115.1% to RMB332.8 million (US$46.6 million) in the first nine months of 2019, from RMB154.7 million in the same period of 2018.

•                      Online advertising services revenues increased by 30.1% to RMB133.6 million (US$18.7 million) in the first nine months of 2019, from RMB102.7 million in the same period of 2018.

•                      Enterprise value-added services revenues increased by 337.4% to RMB165.0 million (US$23.1 million) in the first nine months of 2019, from RMB37.7 million in the same period of 2018.

•                      Subscription services revenues increased by 139.0% to RMB34.2 million (US$4.8 million) in the first nine months of 2019, from RMB14.3 million in the same period of 2018.

•                      Gross profit increased by 72.1% to RMB118.8 million (US$16.6 million) in the first nine months of 2019, from RMB69.1 million in the same period of 2018.

1         Non-GAAP adjusted net income represents net income excluding share-based compensation.

Selected Operating Data

	For the Nine Months Ended September 30,
	2018	2019
Online advertising services
Number of online advertising services end customers	224	329
Average revenue per online advertising services end customer (RMB’000)[2]	458.3	406.0

Enterprise value-added services
Number of enterprise value-added services end customers	119	241
Average revenue per enterprise value-added services end customer (RMB’000)[3]	317.1	684.8

Subscription services
Number of individual subscribers	39,657	14,052
Average revenue per individual subscriber (RMB)[4]	152.3	1,377.1

Number of institutional investor subscribers	103	127
Average revenue per institutional investor subscriber (RMB’000)[5]	80.3	101.3

Number of enterprise subscribers	—	262
Average revenue per enterprise subscriber (RMB’000)[6]	—	7.5

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “We delivered solid performance in the third quarter of 2019. Our average monthly PV for the twelve-month period ended September 30, 2019 was 389.5 million, representing a rapid year-over-year increase of 167.5%. This impressive PV growth was driven by our attractive and extensive New Economy-focused content distributed through a variety of channels, and reflected our expanding user base and ever-growing influence in the New Economy community.

“Along with significant traffic growth, our value proposition is resonating with customers as we achieved total revenues of RMB130.9 million for the third quarter of 2019, up 59.1% as compared to the same period in 2018. Of special note, our revenue from enterprise value-added services and subscription services grew 202.8% and 36.2%, respectively, as compared to the same period in 2018. The rapid growth of these two business segments and their greater contribution to our topline demonstrate the successful execution of our strategy to evolve ourselves into a service-focused enabler for New Economy participants. Going forward, we will remain focused on solidifying our advantages in high-quality content creation and distribution both domestically and globally, while proactively expanding our service offerings to strengthen our monetization capabilities. We believe, with the strong growth of the New Economy, there is great market potential for our comprehensive services to our customers and vibrant community. We are dedicated to being their partner of choice and empowering them to achieve more business success,” Mr. Feng concluded.

2         Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3         Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4         Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5         Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

6         Equals revenues generated from enterprise subscription services for a period divided by the number of enterprise subscribers in the same period.

Ms. Jihong Liang, director and chief financial officer of 36Kr, stated, “In the third quarter of 2019, we achieved robust topline results underpinned by our strong growth of enterprise value-added services as we provided tailored and diverse services to our customers. We are also pleased to yield positive Non-GAAP EBITDA and Non-GAAP net income for the quarter, showcasing our improving profitability coupled with encouraging business growth. To better position ourselves in driving key growth initiatives in the coming quarters, we made an upfront investment in additional headcount during the third quarter. As such, we expect headcount to remain stable for the remainder of 2019. Although the investment in headcount resulted in a relatively higher level of expenses, we believe it is necessary for us to be well prepared for grasping the market opportunities in the peak season ahead. Together with our unwavering efforts in technology enhancement, we are ready to embrace the growth of the New Economy with our customers.”

Third Quarter 2019 Financial Results

Total revenues were RMB130.9 million (US$18.3 million) in the third quarter of 2019, compared to RMB82.3 million in the same period of 2018.

•                      Online advertising services revenues increased by 4.6% to RMB54.1 million (US$7.6 million) in the third quarter of 2019, from RMB51.7 million in the same period of 2018. The increase was mainly attributable to an increased number of end customers.

•                      Enterprise value-added services revenues increased by 202.8% to RMB64.0 million (US$9.0 million) in the third quarter of 2019, from RMB21.1 million in the same period of 2018. The increase was primarily attributable to the increase of integrated marketing service revenues and business consulting services revenues.

•                      Subscription services revenues increased by 36.2% to RMB12.9 million (US$1.8 million) in the third quarter of 2019, from RMB9.4 million in the same period of 2018. This increase was primarily attributable to the increase of individual subscription services revenues in the third quarter of 2019.

Cost of revenues increased by 101.7% to RMB75.8 million (US$10.6 million) in the third quarter of 2019, from RMB37.6 million in the same period of 2018. This increase was generally in line with the growth of the Company’s business. Site fee and execution fee of enterprise value-added services and offline training were the main contributors to the increase in cost of revenues.

Gross profit increased by 23.3% to RMB55.1 million (US$7.7 million) from RMB44.7 million in the same period of 2018.

Operating expenses were RMB77.9 million (US$10.9 million) in the third quarter of 2019, compared to RMB32.6 million in the same period of 2018. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in the third quarter of 2019.

•                      Sales and marketing expenses increased by 69.0% to RMB31.8 million (US$4.4 million) in the third quarter of 2019, compared to RMB18.8 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new sales and marketing staff and rental expenses in relation to office expansion.

•                      General and administrative expenses increased by 473.8% to RMB37.4 million (US$5.2 million) in the third quarter of 2019, compared to RMB6.5 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new general and administrative staff and also an increase in share-based compensation expenses resulted from the newly granted share option in the third quarter of 2019.

•                      Research and development expenses increased by 20.1% to RMB8.7 million (US$1.2 million) in the third quarter of 2019, compared to RMB7.2 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring more research and development staff.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB25.8 million (US$3.6 million) in the third quarter of 2019 and RMB1.2 million in the same period of 2018.

Other income increased by 476.1% to RMB12.8 million (US$1.8 million) in the third quarter of 2019, from RMB2.2 million in the same period of 2018. The increase was primarily attributable to the realized disposal gain associated with the overseas business investment in the third quarter of 2019.

Income tax expenses decreased by 47.8% to RMB2.4 million (US$0.3 million) in the third quarter of 2019, compared to RMB4.6 million in the same period of 2018. The decrease was primarily contributable to the change of profitability of certain subsidiaries.

Net loss was RMB12.4 million (US$1.7 million) in the third quarter of 2019, compared to net income of RMB9.8 million in the same period of 2018. Non-GAAP adjusted net income7 increased by 22.0% to RMB13.4 million (US$1.9 million) in the third quarter of 2019, from RMB11.0 million in the same period of 2018.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB635.6 million (US$88.9 million), compared to RMB28.5 million in the same period of 2018. The increase was primarily contributed to an increase of accretion of the convertible redeemable preferred shares and the effect of re-designation of shares.

Basic and diluted net loss per share were both RMB2.535 (US$0.355) in the third quarter of 2019, compared to RMB0.097 in the same period of 2018.

Certain Balance Sheet Items

As of September 30, 2019, the Company had cash and cash equivalents and short-term investments of RMB267.3 million (US$37.4 million), compared to RMB194.4 million as of December 31, 2018.

First Nine Months 2019 Financial Results

Total revenues were RMB332.8 million (US$46.6 million) in the first nine months of 2019, compared to RMB154.7 million in the same period of 2018.

•                      Online advertising services revenues increased by 30.1% to RMB133.6 million (US$18.7 million) in the first nine months of 2019, from RMB102.7 million in the same period of 2018. The increase was mainly attributable to an increased number of end customers.

•                      Enterprise value-added services revenues increased by 337.4% to RMB165.0 million (US$23.1 million) in the first nine months of 2019, from RMB37.7 million in the same period of 2018. The increase was primarily attributable to the increase of integrated marketing service revenues and business consulting services revenues.

•                      Subscription services revenues increased by 139.0% to RMB34.2 million (US$4.8 million) in the first nine months of 2019, from RMB14.3 million in the same period of 2018. This increase was primarily attributable to the increase of individual subscription services revenues associated with the increased offline trainings held in the first nine months of 2019.

7         Non-GAAP adjusted net income represents net income excluding share-based compensation.

Cost of revenues increased by 149.8% to RMB214.0 million (US$29.9 million) in the first nine months of 2019, from RMB85.6 million in the same period of 2018. This increase was primarily attributable to the increase of site fee and execution fee of enterprise value-added services, offline trainings and advertisement production costs.

Gross profit increased by 72.1% to RMB118.8 million (US$16.6 million) in the first nine months of 2019, from RMB69.1 million in the same period of 2018.

Operating expenses were RMB191.5 million (US$26.8 million) in the first nine months of 2019, compared to RMB71.3 million in the same period of 2018. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses.

•                      Sales and marketing expenses increased by 88.7% to RMB81.6 million (US$11.4 million) in the first nine months of 2019, compared to RMB43.3 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new sales and marketing staff.

•                      General and administrative expenses increased by 482.3% to RMB84.3 million (US$11.8 million) in the first nine months of 2019, compared to RMB14.5 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new general and administrative staff and also an increase in share-based compensation expenses resulted from the re-designation of ordinary shares into the convertible redeemable preferred shares and the newly granted share option in the first nine months of 2019.

•                      Research and development expenses increased by 88.9% to RMB25.6 million (US$3.6 million) in the first nine months of 2019, compared to RMB13.6 million in the same period of 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring more research and development staff.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB54.9 million (US$7.7 million) in the first nine months of 2019 and RMB3.9 million in the same period of 2018.

Other income increased by 188.5% to RMB15.1 million (US$2.1 million) in the first nine months of 2019 from RMB5.2 million in the same period of 2018. The increase was primarily attributable to realized disposal gain associated with the overseas business investment in the third quarter of 2019.

Income tax expenses decreased by 82.0% to RMB0.3 million (US$39.0 thousand) in the first nine months 2019, compared to RMB1.5 million in the same period of 2018. The decrease was primarily contributable to the change of profitability of certain subsidiaries.

Net loss was RMB57.9 million (US$8.1 million) in the first nine months of 2019, compared to a net income of RMB1.5 million in the same period of 2018. Non-GAAP adjusted net loss was RMB3.0 million (US$0.4 million) in the first nine months of 2019, compared to a Non-GAAP adjusted net income of RMB5.4 million in the same period of 2018.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB949.1 million (US$132.8 million), compared to RMB49.7 million in the same period of 2018. The increase was mainly due to the accretion increase associated with the convertible redeemable preferred shares and the effect of re-designation of shares.

Basic and diluted net loss per share were both RMB3.239 (US$0.453) in the first nine months of 2019, compared to RMB0.170 in the same period of 2018.

Recent developments

Overseas business investment

On September 25, 2019, the Company entered into an investment agreement with Lotus Walk Inc.(“Lotus”), pursuant to which Lotus agreed to subscribe 51% of the equity interest of the Company’s overseas business, to jointly explore business opportunities in overseas markets. Upon completion of the subscription of shares, the Company invested US$6.0 million cash in October 2019 and Lotus agreed to invest digital resources to support the overseas business development. As a result, the Company deconsolidated the overseas business on September 25, 2019 and the remaining equity interest held in the overseas business is measured as an equity method investment.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 10, 2019 (9:00 PM Beijing/Hong Kong Time on December 10, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong, China:	800-906-601
Mainland China:	400-620-8038
Conference ID:	9808228

Participants should dial-in approximately 5 minutes before the scheduled start time and ask to be connected to the call for “36Kr Holdings Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 17, 2019, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	9808228

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of September 30, 2019.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	September 30, 2019	September 30, 2019
	RMB’000	RMB’000	US$’000

Assets
Current assets:
Cash and cash equivalents	48,968	207,567	29,040
Short-term investments	145,451	59,724	8,356
Accounts receivable, net	182,269	320,906	44,896
Receivables due from related parties	11,018	19,563	2,737
Prepayments and other current assets	11,686	35,240	4,930
Total current assets	399,392	643,000	89,959
Non-current assets:
Property and equipment, net	15,472	16,049	2,245
Intangible assets, net	255	367	51
Equity method investments	—	42,441	5,938
Deferred tax assets	306	1,623	227
Total non-current assets	16,033	60,480	8,461
Total assets	415,425	703,480	98,420

Liabilities
Current liabilities:
Accounts payable	20,270	63,668	8,907
Salary and welfare payables	36,160	36,623	5,124
Taxes payable	16,917	9,163	1,282
Deferred revenue	4,227	13,812	1,932
Amounts due to related parties	1,979	43,411	6,073
Accrued liabilities and other payables	5,152	44,427	6,216
Total current liabilities	84,705	211,104	29,534
Total liabilities	84,705	211,104	29,534

Mezzanine equity
Series A-1 convertible redeemable preferred shares	681	41,804	5,849
Series A-2 convertible redeemable preferred shares	13,500	77,494	10,842
Series B-1 convertible redeemable preferred shares	388,145	934,138	130,691
Series B-2 convertible redeemable preferred shares	45,000	61,923	8,663
Series B-3 convertible redeemable preferred shares	48,016	237,100	33,172
Series B-4 convertible redeemable preferred shares	36,000	89,035	12,456
Series C-1 convertible redeemable preferred shares	277,259	297,746	41,656
Series C-2 convertible redeemable preferred shares	—	36,977	5,173
Series D convertible redeemable preferred shares	—	169,923	23,773
Redeemable non-controlling interests	7,731	—	—
Total mezzanine equity	816,332	1,946,140	272,275

Shareholders’ deficit
Ordinary shares	184	147	21
Treasury stock	—	(2,333)	(327)
Accumulated deficit	(486,027)	(1,456,999)	(203,842)
Accumulated other comprehensive income/(loss)	231	147	21
Total 36Kr Holdings Inc.’s shareholders’ (deficit)/equity	(485,612)	(1,459,038)	(204,127)
Non-controlling interests	—	5,274	738
Total shareholders’ deficit	(485,612)	(1,453,764)	(203,389)
Total liabilities, mezzanine equity and shareholders’ deficit	415,425	703,480	98,420

36Kr Holdings Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	51,705	54,082	7,567	102,665	133,559	18,685
Enterprise value-added services	21,128	63,974	8,950	37,736	165,046	23,091
Subscription services	9,449	12,867	1,800	14,309	34,192	4,784
Total revenues	82,282	130,923	18,317	154,710	332,797	46,560
Cost of revenues	(37,605)	(75,837)	(10,610)	(85,647)	(213,957)	(29,934)
Gross profit	44,677	55,086	7,707	69,063	118,840	16,626
Operating expenses:
Sales and marketing expenses	(18,794)	(31,756)	(4,443)	(43,256)	(81,636)	(11,421)
General and administrative expenses	(6,521)	(37,416)	(5,235)	(14,470)	(84,265)	(11,789)
Research and development expenses	(7,241)	(8,695)	(1,216)	(13,576)	(25,643)	(3,588)
Total operating expenses	(32,556)	(77,867)	(10,894)	(71,302)	(191,544)	(26,798)
Income/(Loss) from operations	12,121	(22,781)	(3,187)	(2,239)	(72,704)	(10,172)
Other income/(expenses):
Share of loss from equity method investments	(741)	—	—	(2,794)	—	—
Gain on disposal of a subsidiary	—	11,454	1,602	—	11,454	1,602
Short-term investment income	2,459	880	123	7,477	3,261	456
Others, net	503	462	65	556	399	57
Income/(Loss) before income tax	14,342	(9,985)	(1,397)	3,000	(57,590)	(8,057)
Income tax expenses	(4,561)	(2,383)	(333)	(1,532)	(276)	(39)
Net income/(loss)	9,781	(12,368)	(1,730)	1,468	(57,866)	(8,096)
Accretion on redeemable non-controlling interests to redemption value	(350)	(1,477)	(207)	(688)	(1,808)	(252)
Accretion of convertible redeemable preferred shares to redemption value	(37,967)	(276,012)	(38,615)	(50,518)	(517,023)	(72,334)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	(26,787)	(3,748)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares without consideration	—	(309,984)	(43,368)	—	(309,984)	(43,368)
Re-designation of ordinary shares into Series C-2	—	(36,977)	(5,173)	—	(36,977)	(5,173)
Net loss attributable to non-controlling interests	—	1,215	169	—	1,351	188
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(28,536)	(635,603)	(88,924)	(49,738)	(949,094)	(132,783)

Net income/(loss)	9,781	(12,368)	(1,730)	1,468	(57,866)	(8,096)
Other comprehensive income/(loss)
Foreign currency translation adjustments	201	(82)	(12)	265	(85)	(12)
Total other comprehensive income/(loss)	201	(82)	(12)	265	(85)	(12)
Total comprehensive income/(loss)	9,982	(12,450)	(1,742)	1,733	(57,951)	(8,108)
Accretion on redeemable non-controlling interests to redemption value	(350)	(1,477)	(207)	(688)	(1,808)	(252)
Accretion of convertible redeemable preferred shares to redemption value	(37,967)	(276,012)	(38,615)	(50,518)	(517,023)	(72,334)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	(26,787)	(3,748)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares without consideration	—	(309,984)	(43,368)	—	(309,984)	(43,368)
Re-designation of ordinary shares into Series C-2	—	(36,977)	(5,173)	—	(36,977)	(5,173)
Net loss attributable to non-controlling interests	—	1,215	169	—	1,351	188
Comprehensive loss attributable to 36Kr Holding Inc.’s ordinary shareholders	(28,335)	(635,685)	(88,936)	(49,473)	(949,179)	(132,795)

Net loss per share attributable to 36Kr Holding Inc.’s shareholders
-Basic	(0.097)	(2.535)	(0.355)	(0.170)	(3.239)	(0.453)
-Diluted	(0.097)	(2.535)	(0.355)	(0.170)	(3.239)	(0.453)

Weighted average number of shares
-Basic	293,613,084	250,756,678	250,756,678	292,148,436	281,664,251	281,664,251
-Diluted	293,613,084	250,756,678	250,756,678	292,148,436	281,664,251	281,664,251

36Kr Holdings Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net income/(loss)	9,781	(12,368)	(1,730)	1,468	(57,866)	(8,096)
Share-based compensation expenses	1,186	25,750	3,603	3,920	54,858	7,675
Non-GAAP adjusted net income/(loss)	10,967	13,382	1,873	5,388	(3,008)	(421)
Interest expense, net	18	101	14	7	147	21
Income tax expense	4,561	2,383	333	1,532	276	39
Depreciation and amortization expenses	300	900	126	788	2,815	393
Non-GAAP adjusted EBITDA	15,846	16,766	2,346	7,715	230	32